Exhibit 99.8

INFOSYS LIMITED

BOARD ROOM
APRIL 10, 2003

Male Correspondent: Infosys Board Room, every quarter we do this, but this time annual numbers and guidance have come out, so perhaps the most important Board Room of the last four quarters because the entire Infosys top management is sitting right here. We have got Nandan Nilekani, who he is CEO, MD, and President. We have got Basab Pradhan, who is Head of Worldwide Sales. We have got S. Gopalakrishnan, he is Deputy Managing Director and Chief Operating Officer, and Mohandas Pai, he is also Director on the Board and what we call Chief Financial Officer of Infosys. Good to see you guys again, how are you?

Nandan: Good.

Male Correspondent: Great. Market is a little disappointed. They were expecting more, they think that 12 odd percent if you look at non-consolidated numbers, the earning per share is too conservative a guidance. Why are you so conservative? Why only 12%?

Mohan: Well, I think first of all, I think we need to look at what we did in the last one year, and we had said we will do between $636 to 654 million for the year. We have actually done about $750 million, clear $100 million more than what we had talked about. Similarly on the earning side, we had estimated earnings between $187 to 192 million. We have actually done $195 million. So, I think on both sides, we have exceeded it. So, as we look at the future, we have to look at both the challenges and the opportunities. On the challenges side, we have the war, the SARS issue on the east, economic sales recovery becoming uncertain, intense competition, pricing pressure, large players coming in. At the same time there is tremendous interest in outsourcing and offshoring to India. Having looked at all that, I think we have come out with this guidance, which on a consolidated basis, we are talking about revenue growth between 25% to 27%, and earnings growth being 14% to 15%.

Male Correspondent: Basab, you are the man in the trenches out there. What the guidance clearly says, if I look at non-consolidated or consolidated, the top-line growth again you are saying will be 20% plus, and the bottom line growth will be just about 11% to 12%. Does that mean that we are in a very very difficult pricing environment and margins will get dragged down, is that the reality.

Basab: Well, the numbers speak for themselves. We do expect that the pricing pressure that we have seen in the last couple of quarters will continue, both from existing clients as well as from the new business that is out there. We do expect the pricing pressure to continue.

Male Correspondent: Mohan, what kind of margin shrinkage can we expect, because last quarter you had some one-time software sales, the margins dropped a bit. This quarter they have dropped again to 33.4%, which means margins are sliding, over this period of this year, are we looking at a margin of 30%, below 30% for FY04.

Mohan: No, we are not looking at below, we are looking at around 30%, the reason is that there is intense pricing pressure in this model, and we are seeing, the external environment is not very conducive. There is recession in the main market, the United States. You have the SARS outbreak in South East Asia. So, there is a degree of uncertainty, and within this degree of uncertainty to have this kind of revenues and margins, we think is a very very positive development. We are positive about this. There is margin pressure, but I think on the overall basis, on a comparative basis, compared to any other software service company in any part of the world, these numbers are very good.

Male Correspondent: Nandan you want to add to that.

Nandan: Yes, I think, you must remember that when we stand up today we are making a firm commitment of our performance for Q1 and our performance for the financial year, so we are looking at period of enormous uncertainty. You know, for the last one month, we have had no visit of customers because of the war and SARS and that is going to continue till May 15. So, for two months there are no visit. I think, having looked at all that, the fact that we are standing up here and making a very firm commitment, and as you know, when Infosys makes a commitment to deliver on a said performance, we go all out to do that. That is the important thing.

Male Correspondent: That point is appreciated Sir, Nandan, and that is why we come down, that when you have made a guidance, you will, the markets expect you to stick to it. But when you say that this is the guidance I am holding out, what is the biggest uncertainty factor that you are dealing with out here. Is it still that companies are not spending, that the US economy is in a difficult phase, or is it war and SARS, which have clouded your guidance.

Nandan: Well I think, war and SARS and all that have a temporary effect, and assuming that over the next couple of months they will go away, and therefore the things should go back to normal, but they have a residual effect because if some people who are supposed to come this month don’t come, the impact may be felt down the road. More importantly, I don’t think we have a volume issue. If you look at the numbers for the last four quarters, we have had double-digit volume growth in every quarter. Even in this quarter, we had 12.8% volume growth in effort. What has happened is, the pricing decline of 5.1% has caused the revenue to grow only by 7.7%.

Male Correspondent: Okay. Let me get Kris on this volume point. That’s been the big story, that every quarter you have been able to surprise the market and grow at double digit on the volumes front. Now, with this uncertainty, are you confident that you can maintain a double-digit sequential volume growth, given war, given visits are stopped, given that ramp up might also not happen.

Kris: See, we have added 28 new customers this quarter. In this environment, this has been on of the best quarters, we have had in terms of customer addition. These customers are also marky customers. We have added about 5500 people in the last one year. Again, one of the highest in the history of the company. And, we believe that the trend towards offshore outsourcing is here to stay. Clearly, the signs from our own customers is that we are going to increase the business with India. One way in which we can manage during this time is to move to offshore, and that is the sign we are seeing. So, that is why we feel confident about the volume growth.

Male Correspondent: Mohan let me just ask you one more question on margins. What has been the margin, average operating margin, for this year. What have we ended the year with roughly?

Mohan: I think EBIDT for this year has been 35.1%, for the entire year under Indian GAAP, and for the quarter has been 33.4%.

Male Correspondent: 35% will go down to 30%, is that the entire extent of the margin pressure that you we expect in FY04, or could we expect more margin pressure. Is 30% realistic.

Mohan: I think it is realistic in the circumstances because we have seen pricing pressure. The pricing drop in the fourth quarter has been quite intense, and we have made an analysis. We do feel comfortable with this kind of margin. But, I must add here that the external environment continues to be challenging. There is a SARS thing issue, and in these circumstances, we feel that this is defensible.

Male Correspondent: Basab, what is the big problem when you talk to clients now, and the visits as Nandan says, they have sort of dried up. Are they worried about SARS, are they saying there is a war uncertainty we won’t travel, why get into that region, what do you hear from your large clients. Is it just new business that is getting affecting or the people who already worked with you say no more work till we see more certainty.

Basab: Well, the uncertainty that we are talking about, SARS and the war, the impact it has is many folds. One is, for instance, client visits here get postponed. They could be clients, they could be prospects. If they are clients, they want to start new work with us. They can’t start it unless, you know, they come and have a little discussions with their prospect. The customer start gets delayed. That obviously has an impact on the revenue side. So, that is really the way SARS and the war impact us. And, on the margin side, on the pricing side, it is just simply a situation where, you know, the world economy, the US economy in particular is in, we think is going to continue to see the kind of slow growth or recession in the past. And, that is putting pressure on companies to save more, finalize more IT, and that pressure gets transferred on to service providers.

Male Correspondent: Well, on that note, lets take a commercial break. We need to take those, but stay with us, we are back with the team, entire team, all four of them in just a minute after the commercial break.

Male Correspondent: Welcome back to Infosys Board Room with the top management at Infosys, we have got Nandan, Mohan, Kris, and Basab with us, taking us through their FY04 guidance. Nandan, in this kind of an environment, you have outlined how difficult it is to predict. Did you consider not giving guidance, can you predict accurately four quarters down the line in this environment.

Nandan: Well, I think, we believe we have begun this trend of giving guidance two years back, and we believe that it is a good tradition that we should continue because I that is what, you know, people expect us to be able to say what is going to happen. And we look at all the issues. We have pretty good system for forecasting and understanding both the prospect as well as billing from existing customers. Shibu and Basab under people guidance work very closely to get all the data for the year. We have a large number of repeat customers who are able to give us a reasonable amount of predictability on the revenue that they expect for the full year. So, we collate all this information and we also know that at this point in time, what is the multiplier I can do for a quarter based on the revenue that I prefer. That I means, if I say, for a particular if I say, if I have x revenue, then the actual revenue is going to be 1.5 times x. You know, we have formulas of that nature. And we use all that and then we look at the impact of pricing decline, we look at the impact of offshore/onsite, we look at the impact of subcontractors, increasing in sales and market, we look at all the elements in the balance sheet and make estimates and then compute the profits.

Male Correspondent: Kris, just on this guidance point, Nandan has been telling us that he wants to be sure that we deliver what we are promising. In this kind of a cloudy environment when you look at giving a four quarter ahead guidance, do you become extremely conservative, go to a level of erring on the side of caution saying I can do 15-16, I am going to say only 10, because I do not want to disappoint, and there are so many intangibles in the next four quarters that I want to factor all that in, what can go wrong before giving guidance. What I am asking is basically, can you do far better than what you have just guided.

Kris: Really it depends, you know, what we normally do is we make reasonable assumptions as Nandan said, and come out with our guidance. We want to protect and make sure that the increase happens, because that is a commitment. Then, as situation changes, for example, you know, may be two months down the line we see that the impact of the war and SARS is lesser than what we thought, we will then grab that opportunity and go forward. If you look back to this year, you know, we have added 5500 employees, but we said that 18% to 20% is the growth for this year. So, during the year we were able to ramp up the recruitment, take the opportunity of growing the business much faster. So, we have built an organization, which reacts very fast, which can scale up very fast, and make sure that if there is opportunity, it is addressed, because today we have to consider all that.

Male Correspondent: Yeah Nandan, actually this brings me back to that guidance which you held up in April 2002, subsequently you revised your guidance upwards, and you actually delivered about 13% more on the top line than you actually held up in April 2002. Do you think there is a fair possibility this time around that that can actually happen. You have been too conservative, hoping for some kind of revision in the middle of the year.

Nandan: No, I can’t predict that. What I can say, however, is that every quarter we will look at the data afresh. We look at all the assumptions we make. We look at the business outlook. We look at the market. And, if we feel the need to revise what we have said, we will do that.

Male Correspondent: Mohan, can the margin picture change at all during the course of the year, or the volumes might improve but your margins will continue to remain under pressure. Is that a reality for the next four quarters.

Mohan: Udayan, if you look at margins, there are number of things that impact margins. I think, we have been through it before. First of all, the pricing is an important thing. Quietly, the pricing environment is challenging. Second, the onsite/offshore mix, since we are going up the value chain, much of the enterprise solutions services that we perform as well as consulting is basically onsite. And, third, the need to invest heavily in sales and marketing. If you notice, the margin for this year, the increase of sales and marketing budget by about 2.8% of revenues, and that is enabling us to generate greater revenues for this year. So, there is need for making further investments. I think, overall, it all depends on circumstances how it is, and we have to take it as it goes, but we are comfortable about this guidance. And, another factor I want to tell you is that if you look at our budgetary cash flow projections for capital expenditure, it is around 400 to 500 crores. So, like Kris said, we are prepared to grow, but the external environment continues to be challenging.

Male Correspondent: Right. Basab, when we look at Infosys versus the companies who are outsourcing, we always talk about how the companies are opening the tap or closing the tap. We do not talk so much about competitive pressure. Is this a market where there is a fair degree of over supply now in the software services business and therefore prices could be under pressure.

Basab: Absolutely, competitive pressure is part of the reason why there is pressure on pricing. It is not simply a matter of our clients asking for lower rates. It is a matter of also them being able to find a competing service provider who can offer them a lower rate.

Male Correspondent: Okay, well there you see the stock on your screen. Well, haven’t seen a fall in Infosys like that for a very long time. Rs. 650 down at Rs. 3500, Nandan the market is disappointed. Rs. 650 down, tell them something to cheer them up.

Nandan: I think, whatever we have to say, we have talked about our performance. I think, we have delivered a very good year. We have done $100 million more than what we said. We are standing up here and giving commitments for the full year. On a consolidated basis, we are looking at about 26%-27% growth in revenue, and 14% to 16% growth in earning. We stand by that.

Male Correspondent 2: That is the best you can share at this point. Okay on that note, lets take a break. When we come back, we will talk more about the market. The markets are of course down. When we come back, we will have many more questions for the team sitting here.

Male Correspondent: Welcome back, you are watching Bazaar on CNBC India. Well, the indices I think a big hit really coming from Infosys and Wipro. The sensex is down about 1.46, is at 3095, pretty close to those critical technical levels we look at. And, the NSE is down about 2.39% at 980, really driven by Wipro. Let us just go back to Infosys management to discuss some of their points on their results.

Nandan, let me start off by asking you, if I were your client and I was looking at some of your margins around 34% to 35% on operating margins, your net profit margin about 26% to 27%, I would say, guys you make a lot of money, you know, you still have a lot of scope to give me a little of a break on what I pay you, and many of these global guys, when we speak to CTO, they seem to be getting very smart, this wasn’t the same game which was two to three years ago. They know exactly what you make, exactly what you spend. Tell us Nandan, where will the margins stabilize, where do you see them stabilizing, 20, 25, 15.

Nandan: I think, what I can say is that we have looked at the implication of this pricing pressure and the impact of that is built into our earnings estimate for the following year. So, it has been factored into that.

Male Correspondent: Basab, let me just ask you, you know, the guidance that you have given would have been based on certain macro economic parameters, when does SARS get over, when does the war get over, what the US economy would look like, dissect for us if you could, what is your assumption so that we have a fair idea of which way you would be headed and if you would be able to meet these guidance numbers.

Basab: Okay. I think the US economy and global economy, that is probably the overriding thing that will determine IT trends and pressure on pricing. Our view is that that is going to be flat to down this year. The other things really have sort of different kind of a link to visits getting canceled or postponed and therefore accounts start getting delayed. So, it is not sort of a very direct link to the revenue, but we have made some assumptions and that has been factored into our guidance.

Male Correspondent: Mohan, let me throw this at you, when we speak to other technology companies, what they tell us is that the technology business or the IT business is becoming more of a logistics management business, you ramp up your sales and marketing, you ramp up your infrastructure, you ramp up your people, expecting a certain growth rate which you would have been expecting. All of a sudden, you have a slowdown, so you got a double whammy, you don’t have business coming in, and all of a sudden you have got fixed cost of infrastructure sitting in place. Have you factored those two things in, Mohan, while calculating your guidance.

Mohan: Yes, we have factored these things in because, you know, we have a forecast of the full year, but we review our figures every month and every quarter to make any adjustments to spending, which we think is appropriate, because for the last two years, these kind of projects have been on, and for the last two years we have been managing our spending fairly well. Now, I don’t think that, our ability to maintain cost is at a fairly fairly high level. Our ability to bring on infrastructure just in time is at a fairly high level. We don’t have much of idle infrastructure. We just have enough capacity to take on growth for the next two quarters. Our capital commitments too, are not more than one quarter cash flows. So, we have factored all these things, and we are fully prepared to meet market circumstance as we go along.

Lady correspondent: Right. Mr. Pradhan if I can toss this question to you, you have been talking about client ramp ups and the pressure there in. Now, to give us a sense of what your client ramp up has been, and how the existing clients have ramped up business with you over this quarter, and what signs are you really getting from them.

Basab: When you say client ramp ups, do you mean number of accounts starts, or do you mean business with existing clients.

Lady correspondent: Both, if you can break that up for us.

Basab: Well, you know, we have, our repeat business is about 85% to 90%, and it changes from quarter to quarter, there aren’t any trends that you can sort of point to based on a quarterly basis. We expect the repeat business to stay in that range. That means, our business from new clients will be between 10% to 15%. We expect healthy account starts this quarter, as you heard Kris, we have added 28 new customers, which is one of our better quarters, and we expect that to continue because we think offshore services in the market has become mainstream and it is no longer a matter of convincing people about offshore. It is now more a matter of convincing people to go with us, Infosys, as against the other competition.

Lady correspondent: Right. Mr. Pai, in terms of pricing pressure. Do you face pricing pressure from your existing clients who are ramping up your deals, or is it just in the new negotiations that you face that pressure. What is the kind of pressure, because some analysts have been saying that you have been pricing contracts around 15% below the average pricing.

Mohan: Well I think the pricing pressure is from two quarters. One is from, existing clients who are ramping up and trying to give us a greater degree of business and from new clients. You know, when clients increase the revenues to you for a particular year, then they look for greater benefits for themselves because they want the benefits of volumes of sale. And, new clients who come in, because there is thinner competition today. There spending is not increasing, and they hold the upper hand. So, we have pricing pressure from these two quarters.

Male Correspondent: Basab, you are going to leave us and the end of this segment. Very quick question on those large deals that we spoke about last quarter. There is a sense that they might have got deferred by a few quarters. Is that right? The big deals, $100 million kind of deals.

Basab: There is no sort of structural reason why there, I mean, there are one or two deals where that has happened but for reasons that are specific to those companies. So, they are happening.

Male Correspondent: Thanks very much Basab for joining in. We will of course stay on with Infosys top management team at the end of this break, we will have S. D. Shibulal, Head of Global Delivery Outsourcing, joining in.

Lady Correspondent: Welcome back. A quick run through of the Infosys numbers which have been announced. The Infosys has announced its fourth quarter results a little while ago and let’s take you through those figures. Net profit is up 23.14% from Rs. 210 crore to Rs. 259 crore, quarter-on-quarter it is up 1%. Income from operations are up 49.8% from Rs. 680 crore to Rs. 1119 crore as against guidance of Rs. 975 crore to Rs. 989 crore, that’s a 6.2% growth quarter-on-quarter. For fiscal 2004, the company expects to grow at 21% to 23%, revenues expected between Rs. 4408 crore to Rs. 4479 crore. On the profit side, the company expects full year net profit to be between Rs. 1065 and Rs. 1079 crore, that’s a growth of 11.26% to 12.64%. And, for the first quarter, the company has given a revenue guidance of about Rs. 1036 crore to Rs. 1043 crore implying a growth of 1.37% to 2.35% quarter-on-quarter. The net profits will drop by 0.8% to 1.28%, and the company has added 28 new clients. Billing pressure as well as rupee appreciation has taken a toll on margins. Volumes grew by 12.8%, while price declined by 5.1% and that’s that blend of it. Progeon has reported revenues of Rs. 20.85 crore and has employee strength of 113 and added one client in the March quarter. Progeon has projected to garner revenues of Rs. 9.48 to Rs. 10.4 crore in the first quarter, and full year it expects to be around Rs. 76 to Rs. 85 crore. And, let’s go over to Udayan in Bangalore and joining him now there is Shibulal, Head of Customer Delivery. Back to you Udayan.

Male Correspondent: Thanks Mini, I think let me just sum up what has come through during the first half an hour of our board room, I think, the two points that you mentioned, 5% decline in prices, but a 12% growth in volume, the same story continues, very robust volume growth but intense pressure on pricing and margins have also come down to below 34% from last quarter, so there has been a margin slippage. There has been pricing pressures in this quarter, and what Infosys is telling us is that these will pretty much continue, but the volume growth story is intact. Pricing pressures and margin shrinkage is the reason and of course the cloudy environment is the reason why they have not been able to give a profit guidance which is commensurate with its revenue guidance forecast. S.C. Shibulal now joining in.

Shibu good morning. You are, of course, Head of Global Delivery. Kris was just telling us that we have got $115 million clients now. Are we to assume that the existing client base is already there now? It is just a question of margin and pricing pressures, which is leading you to this very conservative guidance.

Shibulal: Actually, if you look at it, what we have said before, we have always said that during the bad times, customers have taken some kind of an insurance by choosing the vendors by slowdown on ramping it up. If you look at this quarter you can see that not only the $1 million customers have gone up. Actually, the $5 million customers are also have gone up, which means that now the customers are starting to exercise those insurance policies which they took. They delayed the ramp up for a while but now we can see the ramp up. Most of it is on the volume side. That is important to note. Now, at the same time, from the delivery side we have been able to scale up very easily. If you look at our utilization rate, it has remained around 82% last quarter to this quarter. This we have achieved while we added 1400 people into the system. That means, while we are adding people we are able to maintain the utilization rate. That’s very important to note. And for the existing and the new customer base, we have been adding new solutions and services to the market. We are continuing to invest on research by developing schools and methodology.

Male Correspondent: Right. Kris, what kind of pricing pressures can we expect? Can you give some numbers for us? We have seen a pricing decline of 5% in this quarter, which is far more than what we saw in the previous quarter. Do you see this getting accentuated as the time goes on over the next few quarters?

Kris: See, we believe that some of that pressure is going to continue and we have factored some of that into our model. We are also looking at our service mix to see whether we can do something in the service mix to see whether some of this can be stemmed. And, this is a combination of the service mix as well as the pricing decline we see on the traditional application management services. Our enterprise solutions or consulting, etc, constitute about 18% to19% of our services today, and they are at much higher price points. So, it is a combination of these two.

Male Correspondent: Right. Mohan, since you are Chairman of Progeon, let me ask a few questions on Progeon to you. You just had a big deal. HCL Tech has got from BT $160 million. You have also got a slice of it. Any numbers how much have got of that business?

Mohan: Udayan, I wouldn’t like to talk about the numbers for the BT deal. We have got the BT deal, we are one of the two vendors. And, we are very exited about the deal. We see strong growth on this deal, but I would not like to talk about number. We don’t have any clearance to talk about the numbers.

Male Correspondent: Any reason why you were not the preferred, because looking at your guidance, it certainly appears that it has gone less than $150 million, otherwise your guidance for this year would have been more. But, any reason why you were not chosen as a preferred vendor and why you still expect after four quarters only about 75 to 80 crores of revenue.

Mohan: I think Udayan that we are the preferred vendors. There are two vendors, and we are the preferred vendors, and we have got contracts with them for a large number of people, which is committed. And, I think, it is just that we don’t want to talk about numbers because the client has not given us any permission to talk about numbers. But, we are excited about that, we have a commitment for large number.

Male Correspondent: Nandan, let me just go through some of the segments you work strongly in. Let’s just dissect your results, you know, insurance, banking, telecom, if you look at the US environment and the global environment, these are exactly the sectors that are under pressure at the moment. When we speak to some of the CTOs, they say, forget about outsourcing, we just don’t want to spend. Its another thing to do legacy systems, but we are not out there to spend at the moment. What do you say to that and how has that impacted you because that’s where 50% of your revenue comes from.

Nandan: Well, actually we have had very good growth in the BFSI space. As you know, insurance companies don’t really have that degree of volatility especially life insurance companies. So, we have seen steady growth with clients like Northwestern Mutual Life and others. And on the banking and investment banking side, I think because they are under great pressure to reduce their cost structure, they have pursued outsourcing very seriously in a very rigorous way. As an example of that is Bank of America for us. So, I think, we will continue to see, even though there are challenges in the market, I think, they are seeing now outsourcing as a good way to reduce their costs and drive efficiently. On the telecommunication side, we have actually been successful in opening customers in the telecom service provider space. You will notice that we talked about AT&T wireless last quarter and we talked about Nextel this quarter as well as Telia Sonora. So, I think, we are seeing, the slight growth you are seeing in telecom is coming from, not so much from the equipment manufacturers but from telecommunication service providers where we have been able to make a good entry.

Male Correspondent: Mohan, let me just ask you a question on competition if I can. You know, we were talking about front ending and back ending about two or three years ago that Indian company needed to front end, which you and of course some of your other peers have done very well. But, when you look at your global competitors like EDS or Accenture, they have been very good at back ending also. They have come to India, they have set up their bases. Do you see your competitive advantage going forward getting lost somewhere and this becoming an all-out price war?

Mohan: Well, we do have a competitive advantage because more than about 75% of our people are in India and we have cross management in India. So, India becomes in a sense the place for management for us. Where as for the competition, their main place of management is outside India. And, if you turn India office into a back-end, then you have certain issues. Secondly, we have been here for a longer period of time, we know how to operate the global delivery model. We know how to create environment where work could be broken up and delivered in a 24-hour workday basis. We know how to manage our cost here and we have capacity to scale up. I think, the good news is that the battle is going to be fought on our home turf. People would come here to fight the battle against us. The advantage is clearly on our side, on the Indian corporate industry side.

Male Correspondent: All right. Nandan, please stay with us, of course, we will take a quick break and come back, but before we go let’s just checkout what’s happening on Infosys price. Currently, the stock is trading at 3397 that’s on the NSE, that’s down 755 bucks. Obviously, investors giving a slam downsize to this stock at the moment. We will of course come back with Infosys management. Please stay with us.

Male Correspondent: Welcome back. The markets are down and down fairly sharply, as you see on your screen, the Sensex is down about 60 points now at 3080. So, it has been a precipitous fall, and the NIFTY has been knocked down far more sharply because Wipro has fallen very sharply in sympathy with what the Infosys has come out and said. The stock is down very sharply and that’s why the NIFTY has fallen much more. But, look at the BSE check index, the Sensex is down by about 2% now and the BSE check index is down 12% that’s because Infosys is down nearly 20% and Mastek is down 35% and Wipro has lost more than Rs. 150. So, that’s the reason BSE check index is down very sharply and that’s where most of the damage has happened today, on the technology stocks. That is why the Sensex is down 55 to 60 points. Lever is up and that’s one reason why the Sensex has not crashed completely.

Nandan, before we get any further, let me ask that question on the sponsored ADS, any call that you have taken on timing, because last quarter I asked you, and you said you will take a call. When is it happening finally?

Nandan: Oh, we have no change in the update to report. Whatever we had said has remains the same.

Male Correspondent: Can you even confirm whether it will happen in this quarter?

Nandan: No, there is nothing I can say about it.

Male Correspondent: Okay. Mohan, a few questions on Progeon again. Rs. 75 to 80 crores, having done Rs. 20 crores in the last three quarters of this year, hints fairly conservative. Are you not getting traction for big orders because the ramp up does not seem to be very large.

Mohan: Well, I think, there has been tremendous traction and tremendous interest on the client side, but you must remember that we are a transaction processing company. We are not a call center company. We are a transaction processing company, and typically, in transaction processing, there tend to be annuity based income scheme, but they tend to grow rather slowly and the margins are much more stable. Where as, there could be volatility in call center business. In our kind of business for transaction processing, you know, you will see much more stability. So, I think, we are quite comfortable here and it is a good growth rate.

Male Correspondent: Do you not want to get into the call center side of the business at all because large amount of volumes there, I mean, these three companies ramping up from 400 to 800 crores. MphasiS says, we will grow 100% next year, and they have got a significant base of employee. Why do you not want to go into that side of the business at all?

Mohan: But I think, we are growing from Rs. 20 crore this year to about Rs. 75 crore to Rs. 80 crore this year.

Male Correspondent: But Mohan, you know, there is a need....

Mohan: We are growing more than 100%. I think, that is tremendous amount of growth rate. But as regards call center, our view has been that when a call center comes along with the transaction processing fee, we take that. We don’t go after call center. The BT business is a directory inquiry business along with some other transaction processing at the back end. So there, the front end has been the directory inquiry, which is a very sophisticated technology-based kind of work along with transaction processing later on. But I think, the growth rates are very good.

Male Correspondent: Okay. If you say so Mohan. Kris, just one question on H1-V tramping down from 195 to 65 thousand. L1, there seems some problems, you saw what happened with I-flex. You have been hearing from so many of those state that, you know, just go easy on that IT outsourcing. There are lots of people who are probably wanting to clamp down. Have you seen that affecting your business, do you see that affecting your business in anyway?

Kris: Currently, it is not affecting our business. We are fully compliant with the various regulations and things like that. We also have, you know, enough in the system today in terms of H1, L1, etc., for the foreseeable future, plus you know the other work permits required for the country. We will constantly review that and see how we need to react to that.

Male Correspondent: Mohan, I am going to ask you the question I started out by asking Nandan about margins. You know, again, if I was a client, I see the kind of margins you have, in the kind of business environment and the global environment we live in. You know, my first question would be why can’t you do this job cheaper, I mean, you got decent enough margins, I am breaking my back. Have you seen that happening or do you expect that to happen, and then when can and where can we see these margins stabilize?

Mohan: Well, I think, first of all, I would like to clarify on the margins. If you look at the margin for the fourth quarter, the margins for the full year were something like 26.4%

and for the fourth quarter the margins were at 25.4%, and for the next year the margins would be at around 23.5% to 23.9%. So, if you take the fourth quarter and look at the margin for the next year, there is not much of a drop that we have projected based upon existing expectations. But, to answer your question more specifically, I would like to just draw your attention to one single fact. You know, we work on the offshore model. In the offshore model, the revenues per person that you earn are lesser than revenues that you earn per person when you have more of your work in a country apart from India. So, per person, the profitability that we make is equal to a slightly larger than the profitability that a competitor would make outside India. Even though in percentage terms it may look large. In absolute term, it is almost similar. So, I think, the answer to what you could say is that in terms of profit per person we are at par or slightly better than our competitors, so I don’t think that this can be a negotiating part.

Male Correspondent: Nandan, a growing view, we hear amongst the analyst is that for Infosys to continue, let’s say a 20% to 25% growth rate, some kind of an acquisition would be very necessary. 1) You subscribe to that theory, and of course 2) are you going to acquire something in the near future.

Nandan: Well, I think, we have said in the past that acquisitions is part of our strategy, not necessarily just so much for growth, but because we want to fill out features or capabilities that we need to become the kind of full service provider that we aspire to be. So, yes, it is part of our strategy and we will continue to look at opportunities and at the appropriate time we hope to make a decision which will be synergistic with us.

Male Correspondent: All right gentleman do stay with us. Infosys stock at the moment down 715 odd rupees on at the NSE. We will come back with Infosys management. Do join us again.

Male Correspondent: Welcome back we just got a few more minutes with the Infosys management, so let’s wind up our discussion. Nandan, you might have arrived at these numbers a few days back. Today’s paper scream that the war is over. It looks like it is over. Does it change anything? Do you think the travel related problems might get over sooner than you expected? What you have factored into guidance, might be too pessimistic?

Nandan: I don’t think so because a lot of people take their decisions before, like, we had some visitors in the first week of May, who canceled and I don’t think they are going to uncancel it because this. So, I would not change the guidance for that.

Male Correspondent: Okay. Kris, question on H1-B, L1 related things. Germany is saying we won’t give green cards, may be priority processing for Visas might not happen. Do you at any level see that the time between your recruiting and actually going on to work becoming longer? Could that increase your bench, lower utilization? Do you see disrupting your business model at all in the next year?

Kris: See, typically, what happens is, when a transition happens, it lengthens the cycle because you are going form one timeframe to another timeframe, but then in the steady state we just include that in our planning process.

Male Correspondent: Shibu, is it causing any kind of.., do you foresee any problems because of this planning, bench, utilization because of the kind of problems you never had to encounter in the past at least in the last two years?

Shibu: See, over the last many years, we have created a very very stable model to which we can put all this input and take output out of that and plan properly. Ultimately, it all comes down to planning, and as Kris said, whenever there is a change of rule, there would be a small period of disruption but our planning model will take care of that and then over the period of time, we are able to achieve equal or better utilization or planning for all those central activities.

Male Correspondent: Mohan, the point that you were making just now that much of the margin pressure has already been factored in, you have lost 6 percentage points which is a lot of percentage points on the margin already, and the downside from hereon might be limited. Can you actually predict what kind of margin pressures will come going forward because 100 might come to 80, you might say 20 down already, but 80 could go to 60 as well.

Mohan: Well, Udayan, we have an existing cost rate. We have existing people on the bench whom we can utilize, and we have already worked out to cut our costs wherever it is possible to get better economies of scale. We manage our cost on a monthly and a quarterly basis. We commit for future expenditure only if we are very much sure that the business is actually there. So, we have got the wherewithals to make sure that the costs are controlled. The only thing that we cannot control is the external market environment. For example, we have certain business, which has already been booked, we have certain clients at particular rate, a certain business that we have to win to meet our number, and we have made some assumptions on the trade for this number. Looking at everything else, you know, we have a reasonable confidence and ability to meet numbers unless something happens like an external environment deteriorate suddenly or the war actually does not stop or the SARS becomes something serious.

Male Correspondent: Okay. Nandan, just got a minute to go. You are saying 25% volume growth next year. What is it 30% volume growth versus a 5% pricing growth? Is that factoring in? Is it correctly put?

Nandan: Well, we have a mix between volume and price.

Male Correspondent: But the volume growth will be in excess of revenue growth?

Nandan: Oh yeah, so that’s why I think, as Mohan said, the last quarter, our profits were 25.4%, and in this year, we are looking at between 23.5% to 23.9%. So, there is already in our model and the earnings that we have given out, there is an assumption of a decline of the profits. Obviously, that is coming from a price decline, so obviously the volume growth is going to more than the revenue growth.

Male Correspondent: Thanks Nandan, Kris, Mohan, and Shibu. Thanks very much for joining in. Well, that’s the end of this Board Room, of course, you will hear more from the Infosys management later to night, that is on India Business Hour, but from Bangalore and from all of you who are watching and from the Infosys management. Thanks for watching. Good bye.